SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

List of Properties with Book Value

Item	Registry	City	Description
1	44854	ANÁPOLIS	2 – 1,853.00 sq. mt. area, Rua JM-66 and Rua Roberto Ma. Almeida, Setor Sul Jamil Miguel - Cooperativa
2	6236	ANÁPOLIS	4 – 5,198.00 sq. mt area, Faz. Capão do Pena, besides SE Universitária
3	15806	ANICUNS	1- Property at Rua Benjamin Constant, 505. Saneago has been occupying the area for years without paying rent.
4	1562	APORÉ	1 – Deactivated agency, Av. João Nunes, 476 Centro
5	823	ARAÇU	1 – Deactivated agency
6	1414	ARENÓPOLIS	1 – Property, R. Joaquim Francisco, Q. 28, Centro
7	2578	AURILÂNDIA	1 – Deactivated agency
8	502	BRITÂNIA	1 – Property with approximately 5,000.00 sq. mt. total area where SE Britânia is located. Lots Lago dos Tigres, Quadra 78, lots 01 - 17
9	1746	BURITI ALEGRE	1 – Deactivated agency
10	0508	BURITI DE GOIÁS	1 – Deactivated agency, Av. J.K., corner with R. Joaquim Costa, centro
11	0201	CAMPOS VERDES	1 – Deactivated agency, Av. Campos Verdes, Q.3, Ls. 5, 6, e 7
12	28284	CATALÃO

2 – Property with 40,000.00 sq.mt, with 4,998.45 sq.mt built area, Av. Presidente Medici, 25, CASEGO warehouse, occupied by company Vale do Rio Grande – Property pending a legal action to be returned; prior evaluations indicate expressive values for the property.

13	1183	CAVALCANTE	2 – Lots with 550.00 sq. mt. Rua 2, corner with R. 16
14	04974	CÓRREGO DO OURO	1 – Deactivated agency, Rua Santa Luzia, centro
15	4340	CUMARI	1 – Residential property at Rua Galdino José de Farias, with 1,029.00 sq.mt., former Service Agency
16	1460	DOVERLÂNDIA	1 – Deactivated agency
17	38491	FORMOSA	2 – 1,100.00 sq.mt area, Quadra 01, Av. Tocantins, St. Centro Nordeste
18	9864	GOIANDIRA	1 – Deactivated agency, Av. Tiradentes, 01, Centro
19	18207	GOIÂNIA	3 – Martin Cererê area, Rua 94, Setor Sul
20	166	HEITORAÍ	1 – Deactivated agency, Av. Coronel Heitor, Q. 6, L. 6, centro
21	979	HIDROLINA	1 – Deactivated agency, Rua Luiz Guimarães, centro
22	13774	INHUMAS	1 –CASEGO warehouse, 10,290.00 sq.mt. area, granted under loan for use to UEG
23	834	IPAMERI	1 – Former UHE Vai-vem, deactivated, 24,200.00 sq.mt area
24	0834	IPAMERI	2 – Former UHE Major Aristides, deactivated 120,000.00 sq. mt. area
25	21771	ITUMBIARA	1 – Property to be divided from the total area of SE Itumbiara Velha, with an abandoned house in an area of approximately 900.00 sq. mt.

[signatures]

Item	Registry	City	Description
26	23822	JATAÍ	1 – Property with 1,735 alqueire, to be used by former Usina de Jataí – part of the property used as leisure area for CELG employees
27	570	JAUPACI	1 – Property, Av. Antonio Eduardo, Q. D., L. 9, centro
28	569	MOIPORÁ	1 – Property, Av. Maria Conceição corner with R. XV de julho, Centro
29	27438	MORRINHOS	1 – Area with buildings, 1,624.00 sq. mt., located at Rua Dom Pedro Nunes, 356
30	627	MORRO AGUDO	1 – Deactivated agency, Av. Lírio Branco Q. 59, L. 8 Centro
31	1244	MUTUNÓPOLIS	1 – Property Rua Amazonas corner with Paranã
32	721	NOVA AMÉRICA	1 – Deactivated agency, Rua 6, Q. 19, L. 7 centro
33	0272	NOVA CRIXÁS	1 – Deactivated agency
34	2151	OUVIDOR	1 – Residence property at Av. Antonio Torquato, Quadra 2, lot 1, with 345.00 sq.mt, former Service Agency
35	1598	PIRENÓPOLIS	CASEGO Warehouse – Faz. Mato do Sobrado – UEG
36	47881	PLANALTINA-GO	1 – 600.00 sq. mt. area, Centro Cívico
37	21986	PLANALTINA-GO	1 – 8,800.00 sq. mt area, special area Norte no. 7
38	480	PORTELÂNDIA	1 – Deactivated agency
39	6436	QUIRINÓPOLIS	1 – Former UHE Quirinópolis, with 1 alqueire, deactivated
40	218	SANTA FÉ DE GOIÁS	1 – Area with approximately 10,00 sq. mt. out of a total of 14,000, acquired to install local SE
41	821	SANTO ANTONIO DO DESCOBERTO	1 – 4,060.00 sq. mt. area, known as area A-3, Setor 2, facing Av. 2 Parque da Barragem
42	928	SÃO DOMINGOS	1 – Deactivated agency, ACTIVE
43	4099	SÃO LUIS DOS MONTES BELOS	1 – Area at Rua Rosa Branca, Parque Industrial, with 5,600.00 sq.mt.
44	1046	TURVÂNIA	1 – Deactivated agency, AT THE SIDE OF Rod. GO-060, km 90

[signatures]

List of Properties without Book Value

Item	Registry	City	Description
1	3819	ACREÚNA	1 – Lot Rua Lazara Arantes de Oliveira, Qd. 9, Lt. 9
2		ADELÂNDIA	1 – Deactivated agency, AV. Abel L. Pereira, Q. K, L. 01, invaded by the Local Government
3		ALVORADA DO NORTE	1 – 1,800.00 sq. mt. area, Av. José Anotnio Sevilha, St. Novo Ipiranga
4	27216	ANÁPOLIS	1 - 7,698 sq. mt. area Faz. Olhos d’Água, rua Suíssa, margin Ribeirão das Antas – CMD
5	323-421	ANHANGUERA	Service Agency – Rua Albinio Gonçalves Rios, Centro
6	323-421	ANHANGUERA	Empty Lot – Rua 10, Centro
7	0842	CACHOEIRA DE GOIÁS	1 – Property Praça Gerson V. de Souza, Q. 141, L. 16 centro
8	022	CATALÃO	1 - Property with around 2,640 sq. mt. located at Rua Rio Verde corner with Rua Santa Luzia – high valuation property
9	0019	CAVALCANTE	1 – Former UHE Santana, 145,000.00 sq. mt. area granted as loan for use to Luiz Gushiken
10	002	CORUMBÁ	1 – Former UHE Izidoro I e II, 275,000.00 sq. mt. area, deactivated and invaded
11	0171	CORUMBAÍBA	1 – Former UHE Corumbaíba, 48,400.00 sq. mt., deactivated
12	26034	GOIÂNIA	1 – Empty Lot, Setor Sul, R. 90 Qd. F44, Lt. 68 – St. Sul
13	4000	GOIÂNIA	1 – Built Lot, Rua 136, Qd. F44, Lt. 10 – St. Sul
14	15841	GOIÁS	Rural area (Beco da Carioca) SE Goiás Deactivated
15	1331	ITAPURANGA	1 – Urban lot Rua Ceres QD. 51. Lt. 02 Centro
16	1196	JOVIÂNIA	1 – Deactivated agency Lt. 03 Qd. 35 Novo Loteamento
17	409-1196	JOVIÂNIA	Empty lot – Rua Ademar Luiz de Miranda corner with Av. Minas Gerais Qd. 35
18	1375	MONTES CLAROS	CASEGO warehouse area – Faz. Salobra, Suburban Area
19	3824	PARAÚNA	1 – Property at Rua Sebastião, S. Meio
20	3759	PIRANHAS	Empty Lot – Rua Archimedes Qd. 10Lt. 1-A Centro
21	1213	PLANALTINA-DF	1 – 5,000.00 sq. mt area under litigation with Novacap – default IPTU
22	1217	POSSE	CASEGO warehouse area
23	0556	SÃO FRANCISCO DE GOIÁS	1 – Former UHE Jaraguá 242,000.00 sq. mt. area, deactivated
24	228-515	SÃO MIGUEL DO PASSA QUATRO	1 – Service Agency São Miguel do Passa Quatro
25	0595	URUAÇU	1 – Former UHE Uruaçu, 726,000.00 sq. mt. area, deactivated
26	154	NAZÁRIO	Service Agency – Av. José Gonçalves Filho Qd. 41 Lt. 241 Vl. Santos Dumond
27	4521	JANDAI	Service Agency – Av. Paraíba Qd. 02 Lt. 15 St. Redentor

[signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.